Mail Stop 3628
                                                                   August 3,
2021

Via E-mail
Daniel Vinson
Director, Chief Executive Officer and Vice President
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, NY 10019

       Re:       Barclays Commercial Mortgage Securities LLC
                 Registration Statement on Form SF-3
                 Filed July 7, 2021
                 File No. 333-257737

Dear Mr. Vinson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.


Registration Statement on Form SF-3

General

   1. Please provide us with your legal analysis of why you have not qualified the pooling
      and servicing agreement under the Trust Indenture Act (   TIA   ),
including how you
      believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the
      TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
August 3, 2021
Page 2

Risks Associated with Floating Rate Certificates

      2. Your disclosure contemplates the possibility of underlying mortgages and related certificates tied to LIBOR and includes a description of risks to floating rate certificateholders associated with the upcoming elimination of LIBOR but does not describe remedies available to certificateholders. Please describe all remedies available to certificateholders of floating rate certificates tied to LIBOR after the upcoming elimination of LIBOR, including those provided in the pooling and servicing agreement requiring certificateholder consent before payment terms are modified.

      3. In this regard, we further note that Section 316(b) of the Trust
Indenture Act (   TIA   )
         generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. If the TIA is applicable, it appears that replacing LIBOR rates of the underlying mortgages and floating rate certificates with an alternative benchmark following the cessation of the publication of LIBOR likely could require certificateholder consent pursuant to Section 316(b) of the TIA (in addition to the contractual consent requirements noted above), which we understand would be very difficult to obtain. Please also revise your prospectus disclosure to set forth all remedies available to certificateholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked certificates following
         LIBOR cessation.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eathen Gums, Special Counsel, at (202) 551-7991 or me at
(202) 551-3850 if you have any questions.

                                                       Sincerely,

                                                       /s/ Katherine Hsu

                                                       Katherine Hsu
                                                       Chief, Office of
Structured Finance

cc:      Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP